EXHIBIT 99.04

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of March 31, 2005 and December 31, 2004

and for the Three Months Ended March 31, 2005 and 2004

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

March 31, 2005 and December 31, 2004

(Dollars in Thousands Except Share Data)

	March 31, 2005	December 31, 2004
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $8,372,098 in 2005 and $8,082,790 in 2004)	$8,607,890	$8,437,694
Short-term investments, at cost (approximates fair value)	391,537	484,232
Other (cost of $3,277 in 2005 and $3,271 in 2004)	3,306	3,426

Total investments	9,002,733	8,925,352

Cash	34,070	17,360
Securities purchased under agreements to resell	92,000	52,000
Receivable for securities sold	79,772	308
Investment income due and accrued	105,210	105,407
Reinsurance recoverable on paid and unpaid losses	23,330	16,765
Prepaid reinsurance	251,573	297,330
Deferred acquisition costs	201,643	184,766
Derivative assets	1,143,185	1,297,972
Loans	717,889	730,865
Other assets	155,262	68,111

Total assets	$11,806,667	$11,696,236

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unearned premiums	$2,793,665	$2,782,768
Loss and loss expense reserves	259,808	254,055
Ceded reinsurance balances payable	13,693	18,248
Obligations under payment agreements	249,100	249,140
Long-term debt	1,097,031	1,074,368
Deferred income taxes	223,938	256,384
Current income taxes	85,456	26,559
Payable for securities purchased	112,464	—
Derivative liabilities	1,046,501	1,206,740
Other liabilities	186,876	181,260

Total liabilities	6,068,532	6,049,522

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares - 285,000; issued and outstanding shares - none	—	—
Common stock, par value $2.50 per share; authorized shares - 40,000,000; issued and outstanding shares - 32,800,000 at March 31, 2005 and December 31, 2004	82,000	82,000
Additional paid-in capital	1,239,185	1,232,701
Accumulated other comprehensive income	159,034	237,632
Retained earnings	4,257,916	4,094,381

Total stockholder’s equity	5,738,135	5,646,714

Total liabilities and stockholder’s equity	$11,806,667	$11,696,236

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three Months Ended March 31, 2005 and 2004

(Dollars in Thousands)

	Three Months Ended March 31,
	2005	2004
Revenues:
Financial Guarantee:
Gross premiums written	$230,575	$227,749
Ceded premiums written	26,627	(33,886)

Net premiums written	$257,202	$193,863

Net premiums earned	$200,237	$167,230
Other credit enhancement fees	12,067	11,436

Net premiums earned and other credit enhancement fees	212,304	178,666
Net investment income	102,008	87,715
Net realized investment gains	2,021	11,871
Net mark-to-market (losses) gains on credit derivative contracts	5,266	6,962
Other income	1,405	1,379
Financial Services:
Interest from payment agreements	3,011	3,016
Other revenue	8,844	7,383

Total revenues	334,859	296,992

Expenses:
Financial Guarantee:
Loss and loss expenses	23,472	17,500
Underwriting and operating expenses	33,403	25,836
Interest expense on variable interest entity notes	11,579	722
Interest expense	—	31
Financial Services:
Interest from payment agreements	1,313	770
Other expenses	1,878	1,672

Total expenses	71,645	46,531

Income before income taxes	263,214	250,461

Provision for income taxes	70,079	65,764

Net income	$193,135	$184,697

See accompanying Notes to Consolidated Unaudited Financial Statements

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Three Months Ended March 31, 2005 and 2004

(Dollars in Thousands)

	2005		2004
Retained Earnings:
Balance at January 1	$4,094,381		$3,430,036
Net income	193,135	$193,135	184,697	$184,697

Dividends declared - common stock	(29,600)		(25,750)

Balance at March 31	$4,257,916		$3,588,983

Accumulated Other Comprehensive Income:
Balance at January 1	$237,632		$243,053
Unrealized (losses) gains on securities, ($119,159) and $61,922, pre-tax, in 2005 and 2004, respectively (1)		(77,453)		40,254
Foreign currency translation gain		(1,145)		1,462

Other comprehensive (loss) income	(78,598)	(78,598)	41,716	41,716

Comprehensive income		$114,537		$226,413

Balance at March 31	$159,034		$284,769

Preferred Stock:
Balance at January 1 and March 31	$—		$—

Common Stock:
Balance at January 1 and March 31	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,232,701		$1,144,096
Capital issuance costs	(1,177)		(1,132)
Employee benefit plans	7,661		12,598

Balance at March 31	$1,239,185		$1,155,562

Total Stockholder’s Equity at March 31	$5,738,135		$5,111,314

(1) Disclosure of reclassification amount:
Unrealized holding (losses) gains arising during period	$(75,992)		$47,880
Less: reclassification adjustment for net securities gains included in net income	1,461		7,626

Net unrealized (losses) gains on securities	$(77,453)		$40,254

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Three Months Ended March 31, 2005 and 2004

(Dollars in Thousands)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	$193,135	$184,697
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	618	728
Amortization of bond premium and discount	4,183	1,361
Current income taxes	59,497	42,776
Deferred income taxes	9,260	2,631
Deferred acquisition costs	(16,877)	(1,227)
Unearned premiums, net	56,654	27,316
Loss and loss expenses	(812)	41,160
Ceded reinsurance balances payable	(4,555)	1,660
Net realized investment gains	(2,021)	(11,871)
Other, net	14,329	(27,742)

Net cash provided by operating activities	313,411	261,489

Cash flows from investing activities:
Proceeds from sales of bonds	133,601	217,686
Proceeds from maturities of bonds	91,598	121,956
Purchases of bonds	(485,300)	(621,900)
Change in short-term investments	92,695	31,902
Loans	12,976	—
Securities purchased under agreements to resell	(40,000)	(94,715)
Purchases of securitization collateral	(101,600)	—
Other, net	1,673	(2,460)

Net cash used in investing activities	(294,357)	(347,531)

Cash flows from financing activities:
Dividends paid	(29,600)	(25,750)
Capital contribution	—	—
Capital issuance costs	(1,177)	(1,132)
Proceeds from issuance of long-term debt	50,000	—
Payment for redemption of long-term debt	(27,337)	—
Payment agreements	(40)	—
Net cash collateral received	5,810	26,815
Long-term financing from affiliates, net	—	—
Short-term financing from affiliates, net	—	80,730

Net cash used in financing activities	(2,344)	80,663

Net cash flow	16,710	(5,379)
Cash at January 1	17,360	18,260

Cash at March 31	$34,070	$12,881

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$1,235	$10,400

Interest on affiliate financings	$—	$31

Interest on payment agreements	$1,274	$691

Interest on long-term debt	$2,421	$—

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands)

(1) Background and Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. These triple-A ratings are an essential part of Ambac Assurance’s ability to compete in the market of providing financial guarantee products. Insurance policies issued by Ambac Assurance guarantee payment when due of the principal of and interest on the obligation guaranteed. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world. As of March 31, 2005, Ambac Assurance’s net guarantees in force (principal and interest) were $694,735,557.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, primarily provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation. Upon a credit event, Ambac Credit Products is required to either (i) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation or (ii), make a payment equivalent to the difference between the par value and market value of the underlying obligation. Substantially all of Ambac Assurance’s structured credit derivative contracts relate to senior tranches of structured finance transactions are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac UK, an Ambac Assurance wholly owned subsidiary, is licensed to transact credit, suretyship and financial guarantee insurance in the United Kingdom and to offer insurance services into thirteen other European Union countries. In February 2005, Ambac UK established a branch office in Milan, Italy. Ambac UK has entered into net worth maintenance and reinsurance agreements with Ambac Assurance, which support its triple-A ratings. Ambac Credit Products Limited, also an Ambac Assurance wholly-owned subsidiary, is licensed in the United Kingdom to transact credit default derivatives, as well as act as agent for Ambac Credit Products LLC. Ambac Credit Products Limited is currently able to offer services in two other European Union countries.

Ambac UK and Ambac Credit Products Limited are each subject to regulation by the Financial Services Authority (“FSA”) of the United Kingdom in the conduct of their business. Under FSA regulations, each company is subject to certain requirements and limits, including risk assessments and the maintenance of a minimum margin of solvency. The FSA monitors each regulated company through site visits and required financial filings. The FSA requires approval of related party transactions and requires that all such transactions have terms no less favorable than terms that would result from transactions between parties negotiating at arm’s length.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Assurance, through its affiliate Ambac Financial Services, is a provider of interest rate and currency swaps to states, municipalities and their authorities, issuers of asset-backed securities and other entities in connection with their financings. The interest rate and currency swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance through policies that guarantee the obligations of Ambac Financial Services and its counterparties. Ambac Assurance, through its subsidiary Ambac Capital Services, enters into total return swaps with professional counterparties. Total return swaps are generally used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”) and, in the opinion of management, reflect all adjustments necessary for a fair presentation of Ambac Assurance’s financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the three months ended March 31, 2005 may not be indicative of the results that may be expected for the full year ending December 31, 2005. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in (i) the audited consolidated financial statements of Ambac Assurance and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 which was filed with the Securities and Exchange Commission on March 15, 2005 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K.

The consolidated financial statements include the accounts of Ambac Assurance, its subsidiaries and variable interest entities for which Ambac Assurance is the primary beneficiary. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(2) Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantee products (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate, currency and total return swaps.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements. Such premiums are accounted for as if they were premiums to third parties, that is, at current market prices. In the three months ended March 31, 2005, Financial Guarantee intersegment revenues include dividends of $0 and $4,058, respectively, from the Financial Services segment.

The following tables summarizes the financial information by reportable segment as of and for the three months ended March 31, 2005 and 2004:

(Dollars in thousands) Three months ended March 31,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2005:
Revenues:
External customers	$323,004	$11,855	$—	$334,859
Intersegment	648	—	(648)	—

Total revenues	$323,652	$11,855	$(648)	$334,859

Income before income taxes:
External customers	$254,550	$8,664	$—	$263,214
Intersegment	1,227	(1,227)	—	—

Total income before income taxes	$255,777	$7,437	$—	$263,214

Total assets	$10,332,074	$1,474,593	$—	$11,806,667

2004:
Revenues:
External customers	$286,593	$10,399	$—	$296,992
Intersegment	4,675	—	(4,675)	—

Total revenues	$291,268	$10,399	$(4,675)	$296,992

Income before income taxes:
External customers	$242,504	$7,957	$—	$250,461
Intersegment	5,122	(1,064)	(4,058)	—

Total income before income taxes	$247,626	$6,893	$(4,058)	$250,461

Total assets	$8,638,505	$1,880,245	$—	$10,518,750

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three months ended March 31, 2005 and 2004:

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

	Three Months 2005		Three Months 2004
	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
United States	$182,763	$158,387	$175,144	$127,602
United Kingdom	18,184	15,941	28,305	14,253
Japan	7,072	7,209	6,934	7,480
Mexico	3,497	1,611	3,957	1,816
Italy	1,503	2,081	1,412	1,947
Brazil	2,726	2,160	2,225	1,422
Australia	691	2,180	237	1,419
Internationally diversified (1)	8,466	14,622	6,254	13,306
Other international	5,673	8,113	3,281	9,421

Total	$230,575	$212,304	$227,749	$178,666

(1)	Internationally diversified includes components of domestic exposure.

(3) Employee Benefit Plans

Stock Compensation Plans:

Ambac Financial Group sponsors the “1997 Equity Plan”, where awards are granted to eligible employees in the form of non-qualified stock options or other stock-based awards. Effective January 1, 2003, Ambac Assurance began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS Statement 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS Statement 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” (“SFAS 148”), prospectively to all employee awards granted after January 1, 2003. Under this method of adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock units granted for 2003 and future years. Compensation expense for restricted stock units issued for the years prior to 2003 was, and continues to be, recognized over the relevant service periods using amortization schedules based on the applicable vesting schedules. Stock options and restricted stock units are included in “Stockholders’ Equity” under SFAS 123 when services required from employees in exchange for the awards are rendered and expensed.

Pensions:

Ambac Financial Group has a defined benefit pension plan covering substantially all employees of Ambac Assurance. The benefits are based on years of service and the employee’s highest salary during five consecutive years of employment within the last ten years of employment. Ambac Financial Group’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions for 2005 are estimated to be approximately $1,000. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Financial Group’s net periodic pension costs for the three months ended March 31, 2005 and 2004 include the following components:

	March 31, 2005	March 31, 2004
Service cost	$471	$408
Interest cost	363	331
Expected return on plan assets	(599)	(487)
Amortization of prior service cost	(36)	(36)
Recognized net loss	36	51

Net periodic pension cost	235	267
Other (disposal of Cadre)	—	136

Total pension expense	235	403

Pension expense is allocated to each of Ambac Financial Group’s subsidiaries based on percentage of payroll. Pension expense recorded by Ambac Assurance amounted to $213 and $308 for the three months ended March 31, 2005 and 2004, respectively.

Postretirement and Other Benefits:

Ambac Financial Group provides certain medical and life insurance benefits for retired employees and eligible dependents. All plans are contributory. None of the plans are currently funded. Ambac Assurance’s post retirement benefit expense were $110 and $47 for the three months ended March 31, 2005 and 2004, respectively.

(4) Special Purpose and Variable Interest Entities

Ambac Financial Group has involvement with special purpose entities, including VIEs in the following ways. First, Ambac Assurance is a provider of financial guarantee insurance for various debt obligations. Second, Ambac Financial Group has sponsored two special purpose entities that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”). Lastly, Ambac Assurance has a beneficial interest in a variable interest entity that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Financial Guarantees:

Ambac Assurance provides financial guarantee insurance to debt obligations of special purpose entities, including VIEs. Ambac Assurance’s primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take several forms, however, the most common are over-collateralization, first loss retention and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss retention, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction or is applied to create over-collateralization.

As of March 31, 2005, Ambac Assurance is the primary beneficiary and therefore consolidated VIEs under three transactions, as a result of providing financial guarantees to these entities. Ambac Assurance consolidated these entities since the structural financial protections are outside the VIEs. These structural protections, had they existed inside the VIEs, would have absorbed a majority of the VIEs’ expected losses and consequently Ambac Assurance would not have consolidated these entities. All consolidated VIEs are bankruptcy remote special purpose financing entities created by the issuer of debt securities to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac Assurance is not primarily liable for the debt obligations of these entities. Ambac Assurance would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac Assurance’s creditors do not have rights with regard to the assets of these VIEs.

Proceeds from the note issuance of the first VIE transaction, which closed in 2002, were used to purchase senior mortgage-backed floating rate notes of a South Korean mortgage-backed securities issuer. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and the issuance of subordinated debt. Ambac Assurance will pay claims under its financial guarantee only in the event that losses on the mortgage assets of the South Korean issuer reduce the reserve fund to zero and exceed the principal amount of the subordinated notes. Total long-term debt outstanding under this note issuance was $102,942 with a maturity date of December 3, 2022.

Proceeds from the note issuances of the other transactions, both of which closed in 2004, were used to purchase notes issued by reinsurance companies in connection with their reinsurance of defined blocks of life insurance contracts. Protections afforded Ambac Assurance were in the form of capital contributed to the reinsurance companies and the issuance of subordinated debt by the VIEs. Ambac Assurance will pay claims under its financial guarantees in these transactions if cash flows generated under the reinsurance agreements and the proceeds from the contributed capital and subordinated debt are insufficient to repay the noteholders. Total debt outstanding under these note issuances were $994,089 at March 31, 2005, with maturity dates ranging from April 15, 2016 to February 4, 2025.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table provides supplemental information about the combined assets and liabilities associated with the VIEs discussed above. The assets and liabilities of these VIEs are consolidated into the respective Balance Sheet captions.

(Dollars in millions)	At March 31, 2005	At December 31, 2004
Assets:
Cash	$360	$690
Loans	712,174	727,294
Investment in fixed income securities	378,700	346,111
Investment income due and accrued	11,189	2,315
Derivative assets	4,330	—

Total	$1,106,753	$1,076,410

Liabilities and Equity:
Long-term debt	$1,097,031	$1,074,368
Other liabilities	10,027	2,042
Equity	(305)	—

Total	$1,106,753	$1,076,410

Qualified Special Purpose Entities:

Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac Assurance’s financial statements. The QSPEs are legal entities that are demonstrably distinct from Ambac Financial Group. Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of March 31, 2005, there are 10 individual transactions outstanding in the QSPEs. In each case, Ambac Financial Group sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPE. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. The cash flows of the MTNs approximately match the cash flows of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivatives are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of March 31, 2005, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Assets sold to the QSPEs during the three months ended March 31, 2005 and the year ended December 31, 2004 were $0 and $195,000, respectively. No gains or losses were recognized on these sales. As of March 31, 2005, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $1,944,318, $1,807,162 and $122,038, respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac Financial Group management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $1,462 and $1,372 for the three months ended March 31, 2005 and 2004, respectively. Ambac Financial Group also received fees for providing other services amounting to $90 and $91 for the three months ended March 31, 2005 and 2004, respectively.

VIE Beneficial Interest:

Ambac Assurance owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed income municipal investment securities. These beneficial interests are directly secured by the related municipal investment securities. Ambac Assurance is the primary beneficiary of this entity as a result of its beneficial interest. The fixed income municipal investment securities, which are reported as Investments in fixed income securities, at fair value on the Consolidated Balance Sheets, were $256,941 and $257,300 as of March 31, 2005 and December 31, 2004, respectively. The beneficial interests issued to third parties, are reported as Obligations under payment agreements on the Consolidated Balance Sheets, were $249,100 and $249,140 as of March 31, 2005 and December 31, 2004, respectively.

(5) Accounting Standards

In December 2004, the FASB issued SFAS 123-R, “Share-Based Payment”. This Statement is a revision of SFAS 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS 123-R requires entities to recognize compensation cost for all equity-classified awards after the effective date using the fair-value measurement method. Originally, SFAS 123-R was to be effective for interim or annual periods beginning after June 15, 2005. However, in April 2005, the effective date was amended to the first interim reporting date of the next fiscal year after June 15, 2005. Ambac Assurance will adopt SFAS 123-R on January 1, 2006 by using a modified prospective approach. The adoption of SFAS 123-R is not expected to have a material impact on Ambac Assurance’s operating results. Ambac Assurance continues to evaluate other aspects of adopting SFAS 123-R.